

June 17, 2011

Via email
Brian K. Miller
Executive Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, TX 75225

    Re: **Tyler Technologies, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2010
          Filed February 24, 2011
          File No. 001-10485

Dear Mr. Miller:

       We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity, page 36

1.   We note that you "currently believe that cash provided by operating activities, cash on hand and available credit are sufficient to fund [y]our working capital requirements, capital expenditures, income tax obligations, and share repurchases for the foreseeable future." In future filings, please clarify the time period that constitutes "foreseeable future." Please refer to Instruction 5 to Item 303(A) of Regulation S-K which indicates

that liquidity should be discussed on both a short-term and long-term basis, and FRR 501.03.a which defines short-term as up to 12 months in the future. This comment also applies to Form10-Q for the quarterly period ended March 31, 2011.

2.   We note that your table of contractual obligations on page 39 does not include long-term debt obligations or related interest. Please tell us how you considered including these obligations in your table to comply with the guidance in Item 303(A)(5)(i) of Regulation S-K as well as Section II.C of SEC Interpretive Release 33-9144 which indicates that aggregated information about contractual obligations, contingent liabilities and commitments should be provided in a single location to improve the transparency of a company's liquidity.

Exhibits 31.1 and 31.2

3.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. For guidance, refer to Section II.B.4 of SEC Release No. 33-8124. We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) filed with your annual report on Form 10-K and your quarterly report on Form 10-Q for the quarter ended March 31, 2011 also include the title of the certifying individual. In addition, we note that in the certifications filed with your annual report on Form 10-K, you refer to "Tyler" instead of "the registrant." Please revise future filings to omit the certifying individual's title at the beginning of the certification and to otherwise conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief